

ANGLO AMERICAN



04030422

...ies and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

20 May, 2004


RECEIVED
MAY 25 2004
181

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release Announcement dated 20 May 2004 - BHP Billiton and Anglo American plc announce proposed joint expansion of coal resources in the Western Complex, South Africa.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

6/15





Thursday, 20 May 2004

BHP Billiton and Anglo American plc announce proposed joint expansion of coal resources in the Western Complex, South Africa

BHP Billiton and Anglo American plc ("Anglo American") jointly announced today that they have entered into a Memorandum of Understanding enabling BHP Billiton's Ingwe Collieries Limited ("Ingwe") and Anglo American's Anglo Coal to investigate a proposed expansion of adjacent coal resources in the Western Complex, South Africa, incorporating the development of BHP Billiton's proposed US$280 million Klipspruit Project.

Subject to the outcome of the investigation it is proposed to establish the Western Complex as a joint venture company managed by Ingwe and Anglo Coal.

The investigation will include a review of the parties' coal assets in the Ogies area (some 100 kilometres east of Johannesburg), in particular Ingwe's mines at Khutala and Klipspruit and the Weltevreden coal resources and Anglo Coal's coal resources at Zondagsfontein, Smaldeel and Beesting.

The investigation, which is expected to take several months to complete, will include a due diligence review of the parties' coal assets, followed by a feasibility study, with final approval for an expansion from the Boards of BHP Billiton and Anglo American. Included in the feasibility process will be the introduction of suitable Black Economic Empowerment (BEE) partners.

Should the proposed expansion prove viable, the establishment of the Western Complex will be an important development for the South African coal industry and could provide long term coal supplies to Eskom, South Africa's power utility, as well as to the export market.

For further information:

BHP Billiton:

http://www.bhpbilliton.com

AUSTRALIA
Tracey Whitehead, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

UNITED KINGDOM
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

UNITED STATES
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

SOUTH AFRICA
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Anglo American plc:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

1. Ingwe own and/or operate in the Ogies area:
   - Khutala mine: an underground and opencut mine producing 15 million tonnes per annum for sale to Eskom. It has 1,400 employees. Should the proposed expansion prove viable it is expected that the service contracts of Khutala employees would transfer to the Western Complex;
   - Klipspruit Project: at present a mini pit, with a larger mine development planned to 6 million tonnes per annum via an opencast dragline operation, at an estimated cost of US$280 million for mine development, coal processing plant and rail infrastructure, currently in the last stages of feasibility study.
   - Weltevreden: coal resources.

2. Anglo Coal's assets in the area are the coal resources at Zondagsfontein, Smaldeel and Beesting.

3. BHP Billiton is the world's largest diversified resources company with some 35,000 employees working in more than 100 operations in approximately 20 countries. BHP Billiton is distinguished from other resource companies by the quality of its assets; deep inventory of growth projects; customer-focused marketing; diversification across countries, commodities and markets; and its Petroleum business.

   Reflecting its aim to be a premier global company, BHP Billiton occupies industry leader or near industry leader positions in major commodity businesses, including aluminum, energy coal and metallurgical coal, copper, ferro-alloys, iron ore and titanium minerals, and have substantial interests in oil, gas, liquefied natural gas, nickel, diamonds and silver.

4. Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk).

Ends





Thursday, 20 May 2004

BHP Billiton and Anglo American plc announce proposed joint expansion of coal resources in the Western Complex, South Africa

BHP Billiton and Anglo American plc ("Anglo American") jointly announced today that they have entered into a Memorandum of Understanding enabling BHP Billiton's Ingwe Collieries Limited ("Ingwe") and Anglo American's Anglo Coal to investigate a proposed expansion of adjacent coal resources in the Western Complex, South Africa, incorporating the development of BHP Billiton's proposed US$280 million Klipspruit Project.

Subject to the outcome of the investigation it is proposed to establish the Western Complex as a joint venture company managed by Ingwe and Anglo Coal.

The investigation will include a review of the parties' coal assets in the Ogies area (some 100 kilometres east of Johannesburg), in particular Ingwe's mines at Khutala and Klipspruit and the Weltevreden coal resources and Anglo Coal's coal resources at Zondagsfontein, Smaldeel and Beesting.

The investigation, which is expected to take several months to complete, will include a due diligence review of the parties' coal assets, followed by a feasibility study, with final approval for an expansion from the Boards of BHP Billiton and Anglo American. Included in the feasibility process will be the introduction of suitable Black Economic Empowerment (BEE) partners.

Should the proposed expansion prove viable, the establishment of the Western Complex will be an important development for the South African coal industry and could provide long term coal supplies to Eskom, South Africa's power utility, as well as to the export market.

For further information:

BHP Billiton:

http://www.bhpbilliton.com

AUSTRALIA
Tracey Whitehead, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

UNITED KINGDOM
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

UNITED STATES
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

SOUTH AFRICA
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Anglo American plc:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

1. Ingwe own and/or operate in the Ogies area:
   - Khutala mine: an underground and opencut mine producing 15 million tonnes per annum for sale to Eskom. It has 1,400 employees. Should the proposed expansion prove viable it is expected that the service contracts of Khutala employees would transfer to the Western Complex;
   - Klipspruit Project: at present a mini pit, with a larger mine development planned to 6 million tonnes per annum via an opencast dragline operation, at an estimated cost of US$280 million for mine development, coal processing plant and rail infrastructure, currently in the last stages of feasibility study.
   - Weltevreden: coal resources.

2. Anglo Coal's assets in the area are the coal resources at Zondagsfontein, Smaldeel and Beesting.

3. BHP Billiton is the world's largest diversified resources company with some 35,000 employees working in more than 100 operations in approximately 20 countries. BHP Billiton is distinguished from other resource companies by the quality of its assets; deep inventory of growth projects; customer-focused marketing; diversification across countries, commodities and markets; and its Petroleum business.

   Reflecting its aim to be a premier global company, BHP Billiton occupies industry leader or near industry leader positions in major commodity businesses, including aluminum, energy coal and metallurgical coal, copper, ferro-alloys, iron ore and titanium minerals, and have substantial interests in oil, gas, liquefied natural gas, nickel, diamonds and silver.

4. Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk).

Ends




Thursday, 20 May 2004

BHP Billiton and Anglo American plc announce proposed joint expansion of coal resources in the Western Complex, South Africa

BHP Billiton and Anglo American plc ("Anglo American") jointly announced today that they have entered into a Memorandum of Understanding enabling BHP Billiton's Ingwe Collieries Limited ("Ingwe") and Anglo American's Anglo Coal to investigate a proposed expansion of adjacent coal resources in the Western Complex, South Africa, incorporating the development of BHP Billiton's proposed US$280 million Klipspruit Project.

Subject to the outcome of the investigation it is proposed to establish the Western Complex as a joint venture company managed by Ingwe and Anglo Coal.

The investigation will include a review of the parties' coal assets in the Ogies area (some 100 kilometres east of Johannesburg), in particular Ingwe's mines at Khutala and Klipspruit and the Weltevreden coal resources and Anglo Coal's coal resources at Zondagsfontein, Smaldeel and Beesting.

The investigation, which is expected to take several months to complete, will include a due diligence review of the parties' coal assets, followed by a feasibility study, with final approval for an expansion from the Boards of BHP Billiton and Anglo American. Included in the feasibility process will be the introduction of suitable Black Economic Empowerment (BEE) partners.

Should the proposed expansion prove viable, the establishment of the Western Complex will be an important development for the South African coal industry and could provide long term coal supplies to Eskom, South Africa's power utility, as well as to the export market.

For further information:

BHP Billiton:

http://www.bhpbilliton.com

AUSTRALIA
Tracey Whitehead, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

UNITED KINGDOM
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

UNITED STATES
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

SOUTH AFRICA
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Anglo American plc:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

1. Ingwe own and/or operate in the Ogies area:
   - Khutala mine: an underground and opencut mine producing 15 million tonnes per annum for sale to Eskom. It has 1,400 employees. Should the proposed expansion prove viable it is expected that the service contracts of Khutala employees would transfer to the Western Complex;
   - Klipspruit Project: at present a mini pit, with a larger mine development planned to 6 million tonnes per annum via an opencast dragline operation, at an estimated cost of US$280 million for mine development, coal processing plant and rail infrastructure, currently in the last stages of feasibility study.
   - Weltevreden: coal resources.

2. Anglo Coal's assets in the area are the coal resources at Zondagsfontein, Smaldeel and Beesting.

3. BHP Billiton is the world's largest diversified resources company with some 35,000 employees working in more than 100 operations in approximately 20 countries. BHP Billiton is distinguished from other resource companies by the quality of its assets; deep inventory of growth projects; customer-focused marketing; diversification across countries, commodities and markets; and its Petroleum business.

   Reflecting its aim to be a premier global company, BHP Billiton occupies industry leader or near industry leader positions in major commodity businesses, including aluminum, energy coal and metallurgical coal, copper, ferro-alloys, iron ore and titanium minerals, and have substantial interests in oil, gas, liquefied natural gas, nickel, diamonds and silver.

4. Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk).

Ends





Thursday, 20 May 2004

BHP Billiton and Anglo American plc announce proposed joint expansion of coal resources in the Western Complex, South Africa

BHP Billiton and Anglo American plc ("Anglo American") jointly announced today that they have entered into a Memorandum of Understanding enabling BHP Billiton's Ingwe Collieries Limited ("Ingwe") and Anglo American's Anglo Coal to investigate a proposed expansion of adjacent coal resources in the Western Complex, South Africa, incorporating the development of BHP Billiton's proposed US$280 million Klipspruit Project.

Subject to the outcome of the investigation it is proposed to establish the Western Complex as a joint venture company managed by Ingwe and Anglo Coal.

The investigation will include a review of the parties' coal assets in the Ogies area (some 100 kilometres east of Johannesburg), in particular Ingwe's mines at Khutala and Klipspruit and the Weltevreden coal resources and Anglo Coal's coal resources at Zondagsfontein, Smaldeel and Beesting.

The investigation, which is expected to take several months to complete, will include a due diligence review of the parties' coal assets, followed by a feasibility study, with final approval for an expansion from the Boards of BHP Billiton and Anglo American. Included in the feasibility process will be the introduction of suitable Black Economic Empowerment (BEE) partners.

Should the proposed expansion prove viable, the establishment of the Western Complex will be an important development for the South African coal industry and could provide long term coal supplies to Eskom, South Africa's power utility, as well as to the export market.

For further information:

BHP Billiton:

http://www.bhpbilliton.com

AUSTRALIA
Tracey Whitehead, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

UNITED KINGDOM
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

UNITED STATES
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

SOUTH AFRICA
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Anglo American plc:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

1. Ingwe own and/or operate in the Ogies area:
   - Khutala mine: an underground and opencut mine producing 15 million tonnes per annum for sale to Eskom. It has 1,400 employees. Should the proposed expansion prove viable it is expected that the service contracts of Khutala employees would transfer to the Western Complex;
   - Klipspruit Project: at present a mini pit, with a larger mine development planned to 6 million tonnes per annum via an opencast dragline operation, at an estimated cost of US$280 million for mine development, coal processing plant and rail infrastructure, currently in the last stages of feasibility study.
   - Weltevreden: coal resources.

2. Anglo Coal's assets in the area are the coal resources at Zondagsfontein, Smaldeel and Beesting.

3. BHP Billiton is the world's largest diversified resources company with some 35,000 employees working in more than 100 operations in approximately 20 countries. BHP Billiton is distinguished from other resource companies by the quality of its assets; deep inventory of growth projects; customer-focused marketing; diversification across countries, commodities and markets; and its Petroleum business.

   Reflecting its aim to be a premier global company, BHP Billiton occupies industry leader or near industry leader positions in major commodity businesses, including aluminum, energy coal and metallurgical coal, copper, ferro-alloys, iron ore and titanium minerals, and have substantial interests in oil, gas, liquefied natural gas, nickel, diamonds and silver.

4. Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk).

Ends


ANGLO
AMERICAN


bhpbilliton

Thursday, 20 May 2004

BHP Billiton and Anglo American plc announce proposed joint expansion of coal resources in the Western Complex, South Africa

BHP Billiton and Anglo American plc ("Anglo American") jointly announced today that they have entered into a Memorandum of Understanding enabling BHP Billiton's Ingwe Collieries Limited ("Ingwe") and Anglo American's Anglo Coal to investigate a proposed expansion of adjacent coal resources in the Western Complex, South Africa, incorporating the development of BHP Billiton's proposed US$280 million Klipspruit Project.

Subject to the outcome of the investigation it is proposed to establish the Western Complex as a joint venture company managed by Ingwe and Anglo Coal.

The investigation will include a review of the parties' coal assets in the Ogies area (some 100 kilometres east of Johannesburg), in particular Ingwe's mines at Khutala and Klipspruit and the Weltevreden coal resources and Anglo Coal's coal resources at Zondagsfontein, Smaldeel and Beesting.

The investigation, which is expected to take several months to complete, will include a due diligence review of the parties' coal assets, followed by a feasibility study, with final approval for an expansion from the Boards of BHP Billiton and Anglo American. Included in the feasibility process will be the introduction of suitable Black Economic Empowerment (BEE) partners.

Should the proposed expansion prove viable, the establishment of the Western Complex will be an important development for the South African coal industry and could provide long term coal supplies to Eskom, South Africa's power utility, as well as to the export market.

For further information:

BHP Billiton:

http://www.bhpbilliton.com

AUSTRALIA
Tracey Whitehead, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

UNITED KINGDOM
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156
email:Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

Anne Dunn ... [illegible]rican ... [illegible]lations
Tel: +27 11 ... [illegible]30

Notes to Editors:

1. Ingwe own and/or operate i[illegible]
   - Khutala mine: an underg[illegible] tonnes per annum for sale [illegible] proposed expansion prove v[illegible] of Khutala employees would tr[illegible]
   - Klipspruit Project: at present a n[illegible] planned to 6 million tonnes per annu[illegible] at an estimated cost of US$280 mi[illegible] processing plant and rail infrastructure, [illegible] feasibility study.
   - Weltevreden: coal resources.

2. Anglo Coal's assets in the area are the coal resources at [illegible] Smaldeel and Beesting.

3. BHP Billiton is the world's largest diversified resources comp[illegible] 35,000 employees working in more than 100 operations in appro[illegible] countries. BHP Billiton is distinguished from other resource comp[illegible] the quality of its assets; deep inventory of growth projects; customer-fo[illegible] marketing; diversification across countries, commodities and markets; an[illegible] Petroleum business.

   Reflecting its aim to be a premier global company, BHP Billiton occupies industry leader or near industry leader positions in major commodity businesses, including aluminum, energy coal and metallurgical coal, copper, ferro-alloys, iron ore and titanium minerals, and have substantial interests in oil, gas, liquefied natural gas, nickel, diamonds and silver.

4. Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk).

Ends